February 1, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn:  Mellissa Campbell Duru

Re:
Wilshire Enterprises, Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed January 18, 2011
File No. 1-04673

Schedule 13e-3/A
Filed by Wilshire Enterprises, Inc. and Sherry Wilzig Izak
Filed January, 18 2010
File No. 5-32567

Schedule 13D/A filed by Sherry Wilzig Izak
Filed January 20, 2011
File No. 5-32567

Dear Ms. Duru:

On behalf of our client, Wilshire Enterprises, Inc. (“Wilshire” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 27, 2011 (the “Comment Letter”), with respect to the Company’s above-referenced Schedule 13E-3/A (the “Schedule 13E-3/A”) and Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Sherry Wilzig Izak’s above-referenced Schedule 13D/A (the “Schedule 13D/A”).  In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 2 to the Schedule 13E-3 and a revised Proxy Statement, and we have enclosed copies of each of these documents marked to show changes from the documents as filed on January 18, 2011.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by the Company’s responses thereto.

Dennis J. Block   Tel  +1 212 504 5555   Fax  +1 212 504 6666    dennis.block@cwt.com

Securities and Exchange Commission
February 1, 2011

Amendment to the Preliminary Proxy Statement

Background of the Transaction, page 16

1.	Please ensure that all revised preliminary proxy materials are appropriately tagged as such on EDGAR using the “PRER” tag. Please contact Filer Support at (202) 551-8900 for further guidance.

We note the Staff’s comment and will ensure that all revised preliminary proxy materials are appropriately tagged.

2.
We note the exhibit filed and revisions made in response to prior comment 5.  Revise to provide further clarity and context of the differences between the draft and finalized TM Capital presentation materials.  For example, clarify further how the inclusion of the 33% discount factor impacted the Board’s assessment of appropriate valuation for the company and the appropriate cash out price for shareholders of fractional shares.

In response to the Staff’s comment, the Company has revised the Proxy Statement to provide further clarity and context of the differences between the draft and finalized TM Capital presentation materials and to clarify how the inclusion of the 33% discount factor impacted the Board’s assessment of the appropriate valuation and cash out price.  See pages 19-20 of the Proxy Statement.

Comparable Public Company Analysis, page 33

3.
We note that none of the companies included in the list of comparable companies were of the same size or smaller than Wilshire and that many were significantly larger.  Please supplement the disclosure to further explain the relevance of this fact as it applies to the determination of the discount factor.  For example, revise to indicate how the discount factor would have differed had the data set of companies used been more comparable in terms of size and/or trading prices.

In response to the Staff's comment, the Company has revised the Proxy Statement to explain the relevance of the size of the comparable companies in light of the determination of the discount factor.  See pages 34-35 of the Proxy Statement.

Securities and Exchange Commission
February 1, 2011

Schedule 13D/A filed January 20, 2011

4.
We note the amendment to Schedule 13D and your response to prior comment 15 of our letter to the company.  As the filing person is aware, Rule 13d-2(a) requires that persons promptly file an amendment to Schedule 13D to report any material change in the information previously reported.  Please supplementally advise us of the reason, if any, for the delayed filing.  We may have further comment.

The delay in filing an amendment to Ms. Izak’s Schedule 13D due to the increase in her percentage ownership caused by the Company’s tender offer in 2009 was an oversight.  Ms. Izak did not tender shares in the tender offer and accordingly the number of shares she beneficially owned did not change as a result of the tender offer.  Upon learning of the requirement to file an amendment to Schedule 13D as a result of the increase in her percentage ownership, Ms. Izak promptly filed the amendment.  Ms. Izak did not promptly file an amendment to her Schedule 13D upon the Company’s issuance to her of additional shares as bonus payments also due to an oversight.  However, we note that Ms. Izak did promptly file a Form 4 disclosing her acquisition on March 18, 2010.

General – Company Statement

At your request, the Company and each filing person further acknowledges that:

•	the Company (or filing person) is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company (or filing person) may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*           *           *

Please do not hesitate to contact me at 212-504-5555 with any questions or comments you may have.

Securities and Exchange Commission
February 1, 2011

Very truly yours,

/s/ Dennis J. Block

Dennis J. Block

cc:      Ms. Sherry Wilzig Izak, Chairman and Chief Executive Officer